CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Files Q1 2012 Financials in Accordance with IFRS

Vancouver, British Columbia, February 14th, 2012 (GLOBE NEWSWIRE) -- CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group”) is pleased to announce it has filed its Q1 fiscal 2012 financial statements, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”), in accordance with Canadian securities laws that generally require reporting issuers in a province of Canada to adopt IFRS for their financial year beginning on or after January 1, 2011. The reconciliation for Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS is included in the first quarter filing, as required.

For the three months ended November 30, 2011, despite the impact of the global recession and adverse industry factors, CIBT Group’s revenues remained stable, totalling $12.64 million dollars as compared to $13.35 million dollars for the three months ended November 30, 2010.  Although revenue declined marginally by 5%, corporate profitability rebounded with $349,687 in EBITDA (earnings before interest, tax, depreciation and amortization) (non-IFRS, reconciled below) for the three months ended November 30, 2011, as compared to an EBITDA loss of $119,108 for the same period last year, an increase of $468,795. CIBT Group’s net earnings increased from a net loss of $186,766 in the three months ended November 30, 2010 to a net income of $35,683 in the three months ended November 30, 2011, an increase of $222,449.

Toby Chu, President and CEO, and Vice Chairman of CIBT Education Group Inc. commented that “the first quarter of fiscal 2012 demonstrates a favourable start to the new fiscal year for several reasons:

●	Deferred education revenue, representing committed future revenue, increased by $6.33 million in Q1 of this fiscal year as compared to an increase of $3.40 million for same period last year;
●
Profitability increased by over $468,000 in EBITDA and over $222,000 in net income as compared to the same period last year, demonstrating our continued commitment to streamlining and reorganizing operations;

●
Cash flow generated from operating activities was $2.08 million for the three months ended November 30, 2011, representing a cash increase of $1.63 million after investing and financing activities for the three months ended November 30, 2011 and a cash and cash equivalents balance of $8.33 million as at November 30, 2011;

●
Sprott-Shaw has returned to a high margin business after a year of re-organization with an EBITDA of over $908,000 representing an EBITDA margin of 13.2% compared to an EBITDA of roughly $855,000 and an EBITDA margin of 11.8% from same period last year;

●
The KGIC business has demonstrated a higher value than we had originally forecast upon its acquisition, having consistent growth and profitability since it was acquired compared to negative profitability prior to its acquisition;

●
The CIBT China business has nearly broken even due to its strategic transformation and new cost efficient business model and is expected to continue to expand margins and grow responsibly via its Global Learning Network.

After a year of re-organization, costing reduction, streamlining of operations and launching of our Global Learning Network platform in fiscal 2011, we have now gained traction for our planned strategies and we are ready to embark on further expansion and acquisitions.”

Note: EBITDA is a non-IFRS measure which allows management to isolate financial statement items that contribute to the operating performance and cash flow activities of CIBT Group. The following reconciles the net income (loss) to EBITDA (non-IFRS):

	Three Months Ended November 30, 2011	Three Months Ended November 30, 2010

Net income (loss)	$35,683	$(186,766)

Add: interest on long-term debt	35,660	40,657
Add: income tax (recovery) provision	(29,573)	(368,207)
Add: depreciation and amortization	307,917	395,208

EBITDA (non-IFRS)	$349,687	$(119,108)

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the future revenues, profitability, and strategies of CIBT Group, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

2